Mail Stop 3561

January 27, 2010

Shawn Kreloff, Chairman
Reidco Acquisition I Inc.
c/o Prestige Optical Mastering Services, Inc.
7340 Eastgate Rd., Suite 140
Henderson, NV   89011

      Re: **Reidco Acquisition I Inc.**
              Form 10-K/A for fiscal year ended October 31, 2008
              Filed January 20, 2010
              File No. 000-52373

Dear Mr. Kreloff:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested in our letter dated October 30, 2009, please provide in writing in your correspondence a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for Fiscal Year Ended October 31, 2008

Item 8A – Controls and Procedures

2. We note your response to our prior comment four and the related revisions to your filing. Please tell us how the omission of management's report on internal control over financial reporting affected your conclusion regarding the effectiveness of your disclosure controls and procedures at October 31, 2008. In the alternative, you may revise your conclusion on the effectiveness of your disclosure controls and procedures and provide a discussion of management's remediation plans.

* * * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Questions may be directed to Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or David Link at (202) 551-3356 for all other issues.

Sincerely,

John Reynolds
Assistant Director

Fax: (201) 487-2389